CONFIDENTIAL TREATMENT REQUESTED BY THE REGISTRANTS FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

June 28, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Jennifer Thompson, Accounting Branch Chief

Re:          GenOn Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Response dated May 8, 2013

File No. 001-16455

GenOn Americas Generation, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 333-63240

GenOn Mid-Atlantic, LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 333-61668

Dear Ms. Thompson:

We hereby respond to the additional comments made by the Staff in your letter dated June 14, 2013 related to the above referenced filings of GenOn Energy, Inc., GenOn Americas Generation, LLC and GenOn Mid-Atlantic, LLC (collectively, “GenOn” or the “Company”).  Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold, and the Company’s responses are as follows:

GenOn Energy, Inc. Form 10-K for the Year Ended December 31, 2012

Financial Statements for the Year Ended December 31, 2012

Note 2 — Summary of Significant Accounting Policies, page 65

Predecessor and Successor Reporting, page 65

1.              Please refer to comment 20 in our letter dated April 19, 2013 and your response dated May 8, 2013. Based on your response, we understand that the primary difference between the held and used impairment test for PP&E performed in July 2012 and the fair value calculation for PP&E performed at the merger consummation date is the use of market participant assumptions about future cash flows (as opposed to internal management assumptions) and the discounting of cash flows to present value. Please respond to the following:

THE REGISTRANTS REQUEST THAT PORTIONS OF THE FOLLOWING RESPONSES BE PROTECTED FROM PUBLIC DISCLOSURE PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 83.

•                  Please explain to us in detail, and quantify by major property/equipment groups or individual generating unit, how you determined the fair value of PP&E of $3.9 billion. In your submission of the fair value determination, please indicate the major characteristics of each plant; such as the fuel source, nameplate capacity, year placed into service and the method of determining fair value. If you used comparable sales value to determine fair value on some units, show us how cash flows were determined by GenOn’s management in evaluating those units for impairment and how internally assumed cash flows could be considered reasonable when discounted and compared to the comparable sales value.

As detailed in Appendix A to this response, the Company estimated the provisional fair value of the PP&E acquired from GenOn of $3.9 billion using various methods, as appropriate:

•                  Income approach - Approximately $*** was calculated using the income approach with a discounted cash flow model. The income approach is typically the primary approach and/or given the most weight when valuing power generation assets as it takes into consideration the specific characteristics of each asset including age, geographic location, market conditions, equipment condition, technology and environmental controls.

•                  Cost approach - approximately $*** was calculated using the cost approach, where the Company determined the cost to replace the assets, less obsolescence, was a reasonable estimate of fair value. The cost approach was corroborated by the income approach, which was also used to apply economic obsolescence to the cost approach.

•                  Market approach - Because of the limited public information and the limited number of transactions in similar markets, the Company used comparable sales transactions to estimate provisional fair values only for plants that may potentially be marketed for sale or where a similar transaction occurred.   Approximately *** was calculated using this approach***.  The Company intends to finalize the fair value of these facilities prior to the end of the measurement period as it continues to evaluate the information available with respect to potential sales and operation of the facilities.  For all of the other assets, comparable sales were utilized to develop a range of multiples in order to validate the results of the income approach, including that they were reasonable from a market participant view.

NRG is considering selling the *** assets to capture the highest and best use of the asset, which would likely *** through the *** a *** with *** and *** in ***, such as *** that could *** to *** and ***.  NRG has also obtained comparable sales transaction information for ***, which was utilized to determine a preliminary fair value as the Company continues to develop estimates of cash flows associated with the facility.

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANTS PURSUANT TO RULE 83.

GenOn management determined the undiscounted cash flows used for impairment testing based on internal management assumptions about energy markets and supply and demand for the assets over their useful lives and for certain assets, assumptions regarding applicable contract renewals. The Company believes that when the cash flows estimated by GenOn management were discounted, they provide a reasonable comparison to the comparable sales transactions as follows:

Plant	GenOn management cash flows - undiscounted	GenOn management cash flows - discounted (a)	Comparable sales transactions	Acquisition date fair value (b)
***	***	***	***	***
***	***	***	***	***
***	***	***	***	***

(a)         Discount rates ranged from 10.5% to 13.5%.

(b)         Acquisition date fair values are provisional.

***:  GenOn management projected internally assumed cash flows over a remaining useful life of *** years.  These projections were based on internal management assumptions about contract renewal in 2016 as well as a view of market demand for the asset from 2017 forward.  The comparable sales transaction that was considered the most relevant and, therefore, given the most weight for *** was the acquisition of *** by *** in ***.  This transaction had a nameplate capacity of *** and a transaction multiple of ***, which provided a market indication for *** of ***.  NRG *** the *** the comparable transaction utilized in the market approach to *** with *** with a *** as well as the *** in the *** and *** a *** for the facility of ***.

***: GenOn management projected internally assumed cash flows over a remaining useful life of *** years.  The comparable sales transaction that was considered the most relevant and, therefore, given the most weight for *** was the acquisition of *** by *** in ***.  This transaction had a nameplate capacity of *** and a transaction multiple of ***, which provided a market indication for *** of ***.  NRG *** the *** the comparable transaction utilized in the market approach to *** with *** with a *** as well as the *** in the *** and *** a *** for the facility of ***.

***:  GenOn management projected undiscounted internally assumed cash flows over a remaining useful life of *** years.  For its preliminary value, NRG utilized a combination of a range provided by third party advisors of $*** and a comparable transaction, the sale of ***, which provided a market indication for *** of ***.  Accordingly, NRG recorded a preliminary value for *** *** of ***.

•                  Please contrast the method(s) used to determine the cash flows discounted for purchase accounting with the method used by GenOn’s management to compute gross cash flows in determining and measuring long-lived impairment. To the extent that there were differences between market participant assumptions and GenOn management’s assumptions about future cash flows, please quantify the amount(s) and explain the reason for these differences in detail.

The following is a comparison of the methods used to determine the cash flows for purchase accounting with the methods used to develop the cash flows for assessing impairment:

Assumptions	Methodology
Gross margin	For both cases, gross margin was determined based on each respective management’s latest estimate of gross margin for each asset utilizing market

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANTS PURSUANT TO RULE 83.

prices to the extent available for electricity, fuel, emissions allowances and capacity for short term estimates.  For markets with established capacity markets, estimates were consistent with current structures.  Assumptions regarding demand for electricity were based on forecasted information available for the relevant region.  Assumptions for generating capacity additions and retirements were developed from publicly available announcements and estimated needs for capacity to maintain reliability in the long term. Long-term prices were derived from proprietary fundamental market modeling and analysis done by GenOn management for the impairment assessment and by NRG management for acquisition accounting.

For impairment testing, GenOn management modeled gross margin for each year through the remaining useful life.  For acquisition accounting, NRG management modeled a terminal cash flow intended to represent the remaining normalized cash flows from the plant through the remaining useful life, when increased at a standard growth rate (i.e. 2%) over the remaining useful life.

Operating expenses

Determined based on management’s latest estimate for fixed operating expenses associated with operating each asset. The assumptions were consistent between GenOn management’s estimates for the impairment assessment and the estimates used for acquisition accounting.

Capital expenditures

Determined based on management’s latest estimate of the costs to perform capital expenditures for major maintenance activities and the costs to install environmental controls where necessary.  Cost estimates, including differences in proposed solutions for certain assets, varied between the GenOn management team for the impairment assessment and the NRG management team for purchase accounting.

The primary changes that NRG management made to GenOn management’s view of capital expenditures included a *** of *** due to the *** of ***, a *** of *** due to the *** of *** *** in estimated *** of *** for *** and *** of *** for *** at ***.

Useful lives

The remaining useful life in both cases was determined by reviewing the overall economics of the plant to determine the point at which it becomes uneconomical to run the plant. One of the primary drivers was the cost to install equipment required to meet environmental regulations. The most significant difference noted in remaining useful life was for ***, where the useful life was *** by ***years due to a *** on the *** for ***.

•                  Please advise whether GenOn’s management performed a held and used impairment test subsequent to July 2012 through the close of the merger and the results of such test.

GenOn’s management  considered the execution of the NRG Merger agreement to be a triggering event under ASC 360-10-35-21 and performed its held and used impairment test in connection with the first quarterly reporting period subsequent to the event.  Accordingly, the test was performed in October of 2012 and all of GenOn’s plants were evaluated for impairment The test was performed using GenOn’s latest estimate of gross margins and operating costs for the 2012 to 2016 years and for 2017 and beyond from GenOn management’s approved fundamental case.  The assumptions that were reviewed in connection with the impairment test included electricity, fuel and emissions prices, capacity prices, the estimated impact of potential environmental regulations, the timing and extent of generating capacity additions and retirements and future capital expenditure requirements.  Where possible, GenOn management used observable market prices.  Longer-term power and capacity prices were derived from proprietary

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANTS PURSUANT TO RULE 83.

fundamental market modeling and analysis performed by GenOn management.  The outcome of the impairment test was that the Portland and Titus generating facilities were impaired and GenOn recorded an impairment charge in the three months ended September 30, 2012 of $47 million related to these two facilities that are scheduled to be deactivated.

•                  Please show us what impairment would have been at July 2012 had a discounted cash flow approach been used and entity specific assumptions.

The Company reviewed the impairment test performed by GenOn management, which was based on estimated cash flows utilizing entity specific assumptions and concluded that if the cash flows utilized in Step 1 of the test for all plants were discounted at a plant specific rate ranging from 10.5% to 13.5%, it would have resulted in a hypothetical impairment of the assets of approximately $1.6 billion.  The following is a detailed list of the plants where the discounted cash flows were lower than the carrying value as of September 30, 2012:

	Hypothetical impairment as of 9/30	Carrying value as of 9/30	Discounted cash flow as of 9/30	Fair value at 12/15	Undiscounted cash flows @ 9/30 (a)	Undiscounted cash flows @ 12/15 (b)
***	***	***	***	***	***	***
***	***	***	***	***	***	***
***	***	***	***	***	***	***
***	***	***	***	***	***	***
***	***	***	***	***	***	***
***	***	***	***	***	***	***
***	***	***	***	***	***	***
***	***	***	***	***	***	***
***	***	***	***	***	***	***

(a)         Represents cash flows based on GenOn management assumptions utilized in impairment testing for September 2012

(b)         Represents cash flows based on market participant assumptions utilized by NRG in acquisition accounting

(c)          The Company is still in the process of estimating the fair value of ***, based *** from NRG management as a result of *** on *** to *** from ***.

(d)         The Company is still in the process of developing its estimates of gross margin and capital expenditures for the facility, based on available information.

In addition, the Company noted that for ***, the discounted cash flows calculated utilizing the cash flows from impairment testing equaled ***, while the carrying value of the facility was ***.  While this indicated that a hypothetical impairment could have existed, the Company is continuing to refine its estimate of the fair value of the ***based on additional information, including potential sales offers of *** for ***.  Accordingly, the Company does not believe the asset would be included in the hypothetical impairment amount.

•                  Lastly, please provide the following information or its equivalent in reasonable detail:

•                  Please tell us your major assumptions if you used a model to derive fair value and whether you made any assumptions for extensions of licenses, early retirement or use of plant beyond its depreciable life in your projection(s) of cash flow.

As noted in Appendix A to this response, a significant portion of the fair value of the PP&E acquired was determined using a discounted cash flow calculation under the income approach.  The Company utilized a third party valuation firm to assist in determining the fair value of the assets acquired.  The major assumptions included

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANTS PURSUANT TO RULE 83.

a)             Operational characteristics of the generation assets including performance characteristics, dispatch assumptions and fuel and electrical interconnections assumptions for each asset.  The Company obtained the operational characteristics utilized by GenOn management in its latest estimate prior to the acquisition date and performed a detailed review of these characteristics, adjusting them to reflect current management’s view.   The third party valuation firm reviewed the assumptions and considered them to be reasonable based on a review of the forecasted results to historical operating results as well as dispatch assumptions published by SNL Financial (a leading source of energy industry data) and their previous experience with similar technology types.

b)             Forecasted merchant energy and capacity/contracted gross margin for 2013-2017 and a fundamental outlook for 2018 (terminal year).  Where possible, observable market data was utilized.  When market data was unavailable, the Company utilized internal models to determine forecasted gross margin taking into consideration all available market data and reasonable assumptions.  For the terminal year, the Company calculated a fundamental outlook which is often used by market participants to estimate power pricing and gross margin after an observable market period.  Hypothetically, when competitive power markets reach equilibrium (supply and demand are equal), power prices should reach a level that supports the long-run margin cost and the investment in a marginal unit to maintain the necessary amount of generation to meet forecasted reserve margins.  A growth rate of 2% was applied to the gross margin in the terminal year through the remaining useful life of the respective plant, to represent both inflation and industry specific factors.

The third party valuation firm validated the reasonableness of the forecasted gross margin by comparing it to third-party pricing sources such as Wood Mackenzie and previous experience with similar technology types in the regions.

c)              Operating expenses, such as operations and maintenance expense, property taxes, insurance and administrative expenses.  The third party valuation firm validated the reasonableness of these estimates by reviewing historical expenses and comparing to generic plant data (as detailed by EIA, Wood Mackenzie and ISOs) on a $/kW basis. These expenses were grown at a rate of 2% through the remaining useful life of each plant. For operations and maintenance expense, a normalized level was applied to years after 2017 (based on a five-year average $/kW).

d)             Tax rate provided by management, representative of the blended federal/state rate that a market participate buyer of generation assets would typically incur (37.6%)

e)              Forecasted capital expenditures.  The Company obtained the forecasted capital expenditures from GenOn management’s latest estimate and performed a detailed review of these forecasted expenditures to ensure the timing and amount of all expenditures was consistent with the Company’s intent with respect to the individual operating facilities.  For years after 2017, a 2% growth rate was applied to a normalized capital expenditure estimate.

f)               The impact of depreciation on cash taxes based on 15 or 20-year MACRS depending on the generation technology.

g)              Working capital requirements based on current and projected levels of revenue and variable and fixed expenses.

h)             Discount rates based on a weighted-average cost of capital computation, adjusted for the specific risk characteristics and technology type of each plant.  In general, a 13.5% rate was used for peaking units, a 12.0% rate was used for baseload-coal units and a 10.5% rate was used for baseload-combined cycle units.

i)                 Remaining useful lives.  The Company obtained the remaining useful lives from GenOn’s fixed asset system and performed a detailed review to ensure that the Company’s asset managers concurred with the remaining useful life.  In certain cases, the Company determined that the economic lives of the assets were shorter and the cash flows were reduced to eliminate the cash flows from these years.

The third party valuation firm validated the reasonableness of the remaining useful lives by reviewing historical data, industry sources and professional experience.

The third party valuation firm also validated the reasonableness of the results of the income approach with the market approach, using information from comparable sales transactions, either of single asset or portfolio transactions with similar characteristics (fuel/technology type, heat rate, locations and age). The Company did not make any assumptions for extensions of licenses or use of plant beyond its depreciable life in the cash flows. After the acquisition, the Company announced its intention to deactivate certain additional units at Gilbert and to deactivate Werner ***, which was *** the ***.

•                  To the extent you used comparable sales transactions of similar generating units or other items of property, plant and equipment in estimating fair value, please provide us the details of the comparable transactions utilized.

Please refer to the Company’s response above with respect to the comparable sales transactions utilized to value *** and ***. As described above, comparable sales transactions were utilized as the primary approach to estimate fair value for certain plants and for others, were utilized to corroborate the fair value estimated using other methodologies.

•                  Please explain how you compensated for the differences between the assets you acquired versus the assets of comparable transactions.

As further described in the Company’s response above, the Company believes that the transactions that were utilized were recent and reasonably similar to the assets that were valued using the market approach.  In addition, the Company obtained a range of low to high $/kW multiples based on similar transactions from the third party valuation firm utilized in valuing the assets and evaluated to ensure that the concluded values fell well within the range of multiples.  For example, *** and *** for a *** in *** for *** with *** were ***.  In addition, the Company applied a discount to the implied value from the comparable transactions utilized in the market approach to compensate for the risk associated with executing a transaction as well as the limited transactional data.

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANTS PURSUANT TO RULE 83.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact Ron Stark, Vice President and Chief Accounting Officer, at (609) 524-5122, Brian Curci, Deputy General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Kirkland B. Andrews
Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:	Young Kim, Staff Accountant, Securities and Exchange Commission
Brian Curci, Esq., Deputy General Counsel, NRG Energy, Inc.
Ron Stark, Chief Accounting Officer, NRG Energy, Inc.
Gerald T. Nowak, Kirkland & Ellis LLP

APPENDIX A TO RESPONSE LETTER DATED JUNE 28, 2013

CONFIDENTIAL TREATMENT REQUESTED BY THE REGISTRANTS FOR CERTAIN PORTIONS OF THIS APPENDIX

Plant		Location	Technology	MW Capacity	Fuel Type	Years in service	Remaining useful life	Discount rate		Valuation Approach	Fair Value
Aurora		IL	CT	880	Gas	***	***	***	%	***	$ ***
Avon Lake	(1)	OH	ST	730	Coal	***	***	***	%	***	***
Avon Lake (value included above)	(1)	OH	CT	20	Oil	***	***	***	%	***	***
Blossburg		PA	CT	20	Gas	***	***	***	%	***	***
Bowline Point		NY	ST	755	Gas	***	***	***	%	***	***
Brunot Island		PA	CT/CC	260	Gas	***	***	***	%	***	***
Canal		MA	ST	1,110	Oil	***	***	***	%	***	***
Chalk Point		MD	ST	665	Coal	***	***	***	%	***	***
Chalk Point (value included above)		MD	ST/CT	1,690	Gas	***	***	***	%	***
Cheswick		PA	ST	565	Coal	***	***	***	%	***	***
Choctaw County		MS	CC	850	Gas	***	***	***	%	***	***
Conemaugh	(2)	PA	ST/IC	280	Coal/Oil	***	***	***	%	***	***
Contra Costa	(1)	CA	ST	675	Gas	***	***	***	%	***	***
Coolwater Generating Station		CA	ST/CC	635	Gas	***	***	***	%	***	***
Corporate Assets		Various	n/a	N/A						***	***
Dickerson		MD	CT	310	Gas	***	***	***	%	***	***
Dickerson	(2)	MD	ST/CT	535	Coal	***	***	***	%	***	***
Ellwood Generating Station		CA	CT	55	Gas	***	***	***	%	***	***
Etiwanda Generating Station		CA	ST	640	Gas	***	***	***	%	***	***
Gilbert		NJ	CT/CC	535	Gas	***	***	***	%	***	***
Glen Gardner	(1)	NJ	CT	160	Gas	***	***	***	%	***	***
Hamilton		PA	CT	20	Oil	***	***	***	%	***	***
Hunterstown		PA	CT	60	Gas	***	***	***	%	***	***
Hunterstown CC		PA	CC	810	Gas	***	***	***	%	***	***
Kendall		MA	CC	260	Gas	***	***	***	%	***	***
Keystone	(2)	PA	ST/IC	285	Coal/Oil	***	***	***	%	***	***
Mandalay Generating Station		CA	ST/CT	560	Gas	***	***	***	%	***	***
Marsh Landing		CA	CT	720	Gas	***	***			***	***
Morgantown		MD	CT	250	Oil	***	***	***	%	***	***
Morgantown	(2)	MD	ST/CT	1,230	Coal	***	***	***	%	***	***
Mountain		PA	CT	40	Oil	***	***	***	%	***	***
New Castle	(1)	PA	ST	325	Coal	***	***	***	%	***	***
New Castle (value included above)	(1)	PA	IC	5	Oil	***	***	***	%	***
Niles	(1)	OH	ST	25	Oil	***	***	***	%	***	***
Ormond Beach Generating Station		CA	ST	1,515	Gas	***	***	***	%	***	***
Orrtanna		PA	CT	20	Oil	***	***	***	%	***	***
Osceola		FL	CT	460	Gas	***	***	***	%	***	***
Pittsburg Power		CA	ST	1,310	Gas	***	***	***	%	***	***
Portland	(1)	PA	ST	400	Coal	***	***	***	%	***	***
Portland (value included above)	(1)	PA	CT	170	Oil	***	***	***	%	***
Sayreville		NJ	CT	225	Gas	***	***	***	%	***	***
Seward		PA	Fluidized Bed	525	Coal	***	***	***	%	***	***
Shawnee		PA	CT	20	Oil	***	***	***	%	***	***
Shawville	(2)	PA	ST/IC	605	Coal/Oil	***	***	***	%	***	***
Shelby County		IL	CT	345	Gas	***	***	***	%	***	***
Titus	(1)	PA	ST	245	Coal	***	***	***	%	***	***
Titus (value included above)	(1)	PA	CT	30	Oil	***	***	***	%	***
Tolna		PA	CT	40	Oil	***	***	***	%	***	***
Warren		PA	CT	55	Gas	***	***	***	%	***	***
Werner	(1)	NJ	CT	210	Oil	***	***	***	%	***	***

							Subtotal - Fair Value using Income Approach				***
							Subtotal - Fair Value using Cost Approach				***
							Subtotal - Fair Value using Market Approach				***
							Total Fair Value at Acquisition Date				***

(1) Plants deactivated or to be deactivated

(2) Leased units and related leasehold improvements

CT - Combustion Turbine

ST - Steam Turbine

CC - Combined Cycle

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANTS PURSUANT TO RULE 83.